Exhibit 99.1

NQ Mobile Announces Management/Founders Lock-up

Beijing, September 5, 2012 — NQ Mobile Inc. (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity (“NQ Mobile” or “the Company”), announced today that RPL Holdings Limited (“RPL”), a substantial shareholder in NQ Mobile, has agreed to a two-year voluntary lock-up which will expire in September 2014.

RPL, a limited liability company organized under the laws of the British Virgin Islands, is owned and controlled by the three founders of NQ Mobile, Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”). Dr. Henry Yu Lin is currently the Chairman and Co-CEO of NQ Mobile, Dr. Vincent Wenyong Shi is the Chief Operating Officer of NQ Mobile and Mr. Xu Zhou is a Director of NQ Mobile.

As of June 30, 2012, RPL held 50,352,941 Class B common shares (equivalent to approximately 10.1 million ADSs) of NQ Mobile, representing approximately 21.2% of NQ Mobile’s outstanding common shares. Under the terms of the lock-up agreement with the Company, RPL agreed to a two-year lock-up, which means it will not sell any of its holdings until September 2014. In addition, Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi have agreed not to sell any of the other NQ Mobile shares, including shares underlying stock options that they hold, totaling 5.35 million Class B common shares assuming exercise of all the outstanding options (equivalent to approximately 1.1 million ADSs), during the same lock-up period.

“The voluntary lock-up by the Founders underscores our strong confidence in the future of NQ Mobile and our commitment to drive NQ Mobile’s growth as a leading global provider of mobile Internet services,” remarked Dr. Henry Yu Lin, Chairman and Co-CEO of NQ Mobile. “With our recent investments in technology, platforms and channels as well as our extension into family and enterprise products and services, we remain committed to the continued growth and global expansion of NQ Mobile”.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 204 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

For additional information please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

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